FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



ANNUAL GENERAL MEETING
At the Annual General Meeting of HSBC Holdings plc held on 27 May 2005, all resolutions were passed on a poll.

The following table shows the votes cast for and against each resolution:



  Resolution              Total Votes For*       Total Votes        Abstain
                                 (%)               Against
                                                     (%)
  1. To receive the         4,188,264,091         6,118,493        88,050,257
  Report and Accounts          (99.85)              (0.15)
  for 2004


  2. (a) To re-elect        4,087,518,427         35,336,901      158,770,790
  Sir John Bond a              (99.14)              (0.86)
  Director

  (b) To re-elect R K F     4,119,809,500         32,967,572      128,710,109
  Ch'ien a Director            (99.21)              (0.79)

  (c) To re-elect J D       4,273,656,415         7,019,850         926,894
  Coombe a Director            (99.84)              (0.16)

  (d) To re-elect The       4,254,966,533         26,192,450        444,808
  Baroness Dunn a              (99.39)              (0.61)
  Director

  (e) To re-elect D J       4,269,214,839         11,740,518        651,058
  Flint a Director             (99.73)              (0.27)

  (f) To re-elect J W J     4,273,852,389         7,090,408         648,766
  Hughes-Hallett a             (99.83)              (0.17)
  Director

  (g) To re-elect Sir       4,272,730,719         8,065,251         883,817
  Brian Moffat a               (99.81)              (0.19)
  Director

  (h) To re-elect S W       4,273,404,835         7,323,052         898,632
  Newton a Director            (99.83)              (0.17)

  (i) To re-elect H         4,259,449,879         13,998,760       8,208,565
  Sohmen a Director            (99.67)              (0.33)


  3. To reappoint the       4,189,566,522         34,267,063       58,565,560
  Auditor at                   (99.19)              (0.81)
  remuneration to be
  determined by the
  Group Audit Committee


  4. To approve the         4,042,390,563        238,935,100       1,001,043
  Directors'                   (94.42)              (5.58)
  Remuneration Report
  for 2004


  5. To authorise the       4,248,533,662         34,530,610        775,383
  Directors to allot           (99.19)              (0.81)
  shares


  6. To disapply            4,237,314,079         45,636,207        807,662
  pre-emption rights           (98.93)              (1.07)
  (Special Resolution)


  7. To authorise the       4,277,201,897         5,720,170         890,586
  Company to purchase          (99.87)              (0.13)
  its own Ordinary
  Shares


  8. To amend the HSBC      4,256,919,733         21,915,186       4,695,692
  Holdings                     (99.49)              (0.51)
  Savings-Related Share
  Option Plan


  9. To amend the HSBC      4,256,986,127         21,917,140       4,613,955
  Holdings                     (99.49)              (0.51)
  Savings-Related Share
  Option Plan:
  International


  10. To approve the        4,252,360,655         26,756,715       4,402,810
  HSBC US Employee             (99.37)              (0.63)
  Stock Plan


  11. To approve The        4,139,629,417        125,440,646       17,238,305
  HSBC Share Plan              (97.06)              (2.94)


  12. To alter the          4,276,758,493         4,704,696        1,642,885
  Articles of                  (99.89)              (0.11)
  Association (Special
  Resolution)


* Includes discretionary votes


The total number of ordinary shares of US$0.50 each eligible to be voted at the Annual General Meeting was 11,219,345,624. No shareholders were subject to any restrictions under the Listing Rules of the Hong Kong Stock Exchange in exercising their votes at the Annual General Meeting. The scrutineers of the poll were Electoral Reform Services Limited and Computershare Investor Services PLC.


At the conclusion of the Annual General Meeting, D G Eldon retired as a Director. There are no matters relating to the retirement of D G Eldon that need to be brought to the attention of the shareholders of the Company. The current Directors of HSBC Holdings plc are Sir John Bond, Lord Butler+, R K F Ch'ien+, J D Coombe+, The Baroness Dunn*, R A Fairhead+, D J Flint, W K L Fung+, S K Green, M F Geoghegan, S Hintze+, J W J Hughes-Hallett+, A W Jebson, Sir John Kemp-Welch+, Sir Brian Moffat+, Sir Mark Moody-Stuart+, S W Newton+, H Sohmen* and Sir Brian Williamson+.


*     Non-executive Director
+     Independent non-executive Director


Copies of the special business resolutions passed at the Annual General Meeting have been submitted for publication through the Document Viewing Facility of the UK Listing Authority at the address shown below in accordance with paragraph 9.31 of the Listing Rules.

UK Listing Authority, Document Viewing Facility:
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Nicola Black
Assistant Secretary
020 7991 2652




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date: 27 May 2005